EQ ADVISORS TRUST

1290 Avenue of the Americas

New York, New York 10104

April 24, 2015

VIA EDGAR

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 114 to the Registration Statement on Form

N-1A of EQ Advisors Trust (File Nos. 333-17217 and 811-07953)

___________________________________________________________________________________

Dear Ms. Bentzinger:

In connection with the filing by EQ Advisors Trust (“Registrant”) of Post-Effective Amendment No. 114 to the Registrant’s Registration Statement on Form N-1A, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) comments by the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

EQ ADVISORS TRUST

By:	/s/ Anthony Geron
Anthony Geron
Vice President and Assistant Secretary